UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

uniQure N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

N90064101

(CUSIP Number)

June 12, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N90064101		13G

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Bristol-Myers Squibb Company 22-0790350

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,112,319*

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,112,319*

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,112,319*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* ☐

11	Percent of Class Represented by Amount in Row (9) 4.9%*

12	Type of Reporting Person CO

*Does not include additional shares of uniQure N.V. which Bristol-Myers Squibb Company is obligated to purchase after July 12, 2015 but prior to December 31, 2015 that, together with the 4.9% of shares disclosed above, would result in Bristol-Myers Squibb Company owning 9.9% of uniQure N.V.’s outstanding shares immediately following such acquisition.  See Item 4 for additional information.

CUSIP No. N90064101	13G

Item 1.
	(a)	Name of Issuer: uniQure N.V.
	(b)	Address of Issuer’s Principal Executive Offices: Meibergdreef 61, 1105BA Amsterdam, The Netherlands

Item 2.
	(a)	Name of Person Filing: Bristol-Myers Squibb Company
	(b)	Address of Principal Business Office or, if none, Residence: 345 Park Avenue New York, New York 10154
	(c)	Citizenship: Delaware
	(d)	Title of Class of Securities: Ordinary Shares
	(e)	CUSIP Number: N90064101

Item 3.	If this statement is filed pursuant to §§240.13d or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. N90064101	13G

Item 4.	Ownership.

	(a)	Amount beneficially owned: 1,112,319
	(b)	Percent of class: 4.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 1,112,319
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 1,112,319
		(iv)	Shared power to dispose or to direct the disposition of: 0

In connection with a Collaboration and License Agreement (the “Collaboration and License Agreement”), dated April 6, 2015,  that provides Bristol-Myers Squibb Company (“BMS”) with exclusive access to uniQure N.V.’s (“uniQure”) gene therapy technology platform for multiple targets for cardiovascular and potentially other diseases, BMS acquired from uniQure on June 12, 2015 1,112,319 ordinary shares, or 4.9% of uniQure’s outstanding ordinary shares immediately following such issuance (the “Initial Closing”).  These shares were acquired pursuant to a Share Subscription Agreement between BMS and uniQure, dated April 6, 2015.  The percentage of ordinary shares reported owned by BMS was calculated using as the denominator 22,700,390 ordinary shares outstanding as of June 12, 2015, which is comprised of 21,588,071 shares that uniQure represented to BMS was outstanding immediately prior to uniQure’s issuance of shares to BMS at the Initial Closing, plus the 1,112,319 shares issued to BMS at the Initial Closing.

After July 12, 2015, but prior to December 31, 2015, BMS is obligated to acquire a number of additional shares that, together with the shares acquired at the Initial Closing, would equal 9.9% of the outstanding shares immediately following such acquisition (the “Second Closing”).  uniQure also has granted BMS two warrants (“Warrant 1” and “Warrant 2”). Pursuant to Warrant 1, BMS may acquire, in its sole discretion, an additional number of shares that, together with the shares acquired at the Initial Closing and Second Closing, would equal 14.9% of uniQure’s outstanding shares immediately after such issuance.  Pursuant to Warrant 2, BMS may acquire, in its sole discretion, an additional number of shares that, together with the shares then owned by BMS, would equal 19.9% of uniQure’s outstanding shares immediately after such issuance.  The exercise of each warrant is conditioned upon the designation by BMS of a certain number of additional collaboration targets and the payment by BMS to uniQure of related fees under the Collaboration and License Agreement.

uniQure and BMS also entered into an investor agreement regarding certain rights and restrictions relating to uniQure’s ordinary shares acquired or to be acquired by BMS, including (i) certain ‘‘standstill’’ restrictions that, subject to certain exceptions, restrict BMS from acquiring shares of uniQure in addition to any shares acquired in the manner described above and from taking certain other actions with respect to uniQure or its shares, its assets or its board of directors; (ii) lock-up restrictions that restrict BMS from selling or disposing of the shares acquired or to be acquired for a certain period without uniQure’s prior consent; and (iii) the requirement that BMS vote all of its shares in favor of all items on the agenda for the relevant general meeting of shareholders of uniQure as proposed on behalf of uniQure, subject to certain exceptions, including BMS’ voting rights relative to certain change of control transactions.  The voting provisions will terminate upon the earlier to occur of (1) the date on which BMS no longer beneficially owns at least 4.9% of the outstanding shares of uniQure, (2) the consummation of a change of control transaction relative to uniQure and (3) the termination by BMS of the Collaboration and License Agreement for breach by uniQure.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2015

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Katherine R. Kelly
Name:	Katherine R. Kelly
Title:	Vice President and Assistant Secretary